UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC

2475 Hanover Street

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons Symphony Technology II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,535,202 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,535,202 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,535,202 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 52078P102

1.	Names of Reporting Persons Symphony Technology II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,535,202 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,535,202 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,535,202 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,035,202 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,035,202 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,035,202 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 9,535,202 shares are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”).  Symphony Technology II GP, LLC (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

(2)                                 2,500,000 shares are owned directly by the Romesh & Kathleen Wadhwani Trust (the “Trust”).  The shares owned by the Trust are subject to a prepaid forward contract and are pledged as collateral to secure the obligations of the Trust under such contract.  Dr. Wadhwani is a trustee of the Trust and shares the authority and discretion to manage and conduct the affairs of the Trust.  By reason of these relationships, Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Dr. Wadhwani as indicated above.  Dr. Wadhwani disclaims beneficial ownership of the reported securities held by the Trust.

The Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 5, 2006, Amendment No. 1 thereto dated January 8, 2007, Amendment No. 2 thereto dated August 3, 2007, Amendment No. 3 thereto dated November 2, 2007 and Amendment No. 4 thereto dated August 6, 2008 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in Schedule 13D and the Exhibit and Schedule to the Schedule 13D and the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following at the end of such Item:

“On August 11, 2008, the Trust entered into Prepaid Variable Share Forward Transaction Agreement (“Forward Sale Agreement”) with Lehman Brothers OTC Derivatives Inc. (“Lehman Brothers”).  The Trust entered into the Forward Sale Agreement for financial planning purposes, including to diversify its investment portfolio and achieve greater liquidity.  Dr. Wadhwani retains his confidence in the future growth of the Company and the Trust opted for the Forward Sale Agreement over a direct sale both because it permits it to maintain certain voting and dividend rights, as well as the ability to participate in appreciation up to a ceiling price realized on the Settlement Date, all as described in Item 6 below.”

Item 5.	Interest in Securities of the Issuer

(a) Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“Symphony and Symphony GP may be deemed to beneficially own an aggregate of 9,535,202 shares of Common Stock (the “STG Shares”).  Dr. Wadhwani may be deemed to beneficially own an aggregate of 12,035,202 shares of Common Stock (the “Wadhwani Shares”), consisting of the STG Shares and 2,500,000 shares of Common Stock owned by the Trust (the “Trust Shares”).

“The Company has reported on its Annual Report on Form 10-K for the fiscal year ended May 31, 2008, that there were 174,002,400 shares of Common Stock issued and outstanding as of July 3, 2008.  The STG Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 5.5% of the outstanding shares of Common Stock as of July 3, 2008 and the Wadhwani Shares that may be deemed to be beneficially owned by the Dr. Wadhwani represent approximately 6.9% of the outstanding shares of Common Stock as of July 3, 2008.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.”

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b) Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“The STG Shares are owned directly by Symphony.  Symphony GP controls the voting and disposition of the STG Shares through the account on Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the STG Shares beneficially owned by such Reporting Person as indicated above.

The Trust Shares are owned directly by the Trust and are held by Lehman Brothers as collateral to secure the obligations of the Trust under Forward Sale Agreement.  The Trust retains voting rights with respect to the Pledged Shares.  Dr. Wadhwani is a trustee of the Trust and shares the authority and discretion to manage and conduct the affairs of the Trust.  By reason of this relationship, Dr. Wadhwani may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Wadhwani Shares beneficially owned by Dr. Wadhwani as indicated above.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the STG Shares owned directly by Symphony.  Dr. Wadhwani disclaims beneficial ownership of the Wadhwani Shares owned directly by the Trust.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c)  Item 5(c) of the Schedule 13D is amended by adding the following to the end of such Item:

“On August 11, 2008, Symphony distributed 1,615,549 shares of Common Stock to the Trust, a limited partner of Symphony, pursuant to the terms of its partnership agreement in a private transaction for no consideration.

On August 11, 2008, the Trust delivered 2,500,000 shares of Common Stock to Lehman Brothers to hold as collateral for the performance of the obligations of the Trust under the Forward Sale Agreement.”

(d) Item 5(d) of the Schedule 13D is amended as follows:

“Under the Forward Sale Agreement, the Trust is obligated to pay to Lehman Brothers the amount of cash dividends paid on 2,500,000 shares of Common Stock and the Floor Price and the Cap Price under the Forward Sale Agreement are adjusted accordingly.  For more information on the Forward Sale Agreement, please see Item 6 below.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended as follows:

“2,500,000 shares of Common Stock are covered by the Forward Sale Agreement.  In accordance with the Forward Sale Agreement, the Trust has received $15,940,000 in consideration of its agreement to deliver up to 2,500,000 shares of Common Stock (or, at the election of the Trust, an equivalent amount of cash based on a formula described in the Forward Sale Agreement) on August 11, 2010 (the “Settlement Date”).  The Trust pledged 2,500,000 shares of Common Stock (the “Pledged Shares”) as collateral for the performance of its obligations under the Forward Sale Agreement.  The Trust has delivered the collateral to Lehman Brothers, although it has retained voting rights in the Pledged Shares during the term of the Forward Sale Agreement.

The number of shares of Common Stock (or the cash equivalent) to be delivered to Lehman Brothers on the Settlement Date is to be determined as follows:

(i)            if the price of the Common Stock on the Settlement Date (the “Settlement Price”) is less than or equal to $7.97 (the “Floor Price”), the Trust will deliver all of the Pledged Shares;

(ii)           if the Settlement Price is between the Floor Price and $11.53 (the “Cap Price”), the Trust will deliver a number of shares of Common Stock equal to 2,500,000 multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and

(iii)          if the Settlement Price is greater than the Cap Price, the Reporting Person will deliver the number of shares of Common Stock equal to 2,500,000 multiplied by a fraction, the numerator of which is the Floor Price plus the excess of the Settlement Price over the Cap Price, and the denominator of which is the Settlement Price.

Alternatively, the Trust has the option to settle the Forward Sale Agreement for cash.  Unless there is a default under the Forward Sale Agreement, the Trust retains all voting rights with respect to the Pledged Shares until such shares are delivered in settlement of the Forward Sale Agreement.

This description of the Forward Sale Agreement does not purport to be complete and is qualified in its entirety by the text of the Confirmation of Prepaid Variable Forward Sale Transaction, a copy of which is attached as Exhibit 99.8 to the Schedule 13D and which is incorporated by reference herein.”

Item 7.	Material to be Filed as Exhibits
99.8

Confirmation of Prepaid Variable Forward Share Transaction dated August 11, 2008, by and between Dr. Romesh Wadhwani, as trustee of the Romesh & Kathleen Wadhwani Trust, Lehman Brothers, Inc acting as Agent and Lehman Brothers OTC Derivatives Inc., acting as Principal.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

STG UGP, LLC

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

STG III GP, L.P.
By: STG UGP, LLC, its general partner

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

ROMESH WADHWANI

	By:	/s/ Brad MacMillin
	Name:	Brad MacMillin
	Title:	Authorized Person*

* The Powers of Attorney are incorporated by reference to exhibits to the Schedule 13D/A with respect to Chordiant Software Inc. filed by the Reporting Persons on June 12, 2008

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit Number	Document
99.8

Confirmation of Prepaid Variable Forward Share Transaction dated August 11, 2008, by and between Dr. Romesh Wadhwani, as trustee of the Romesh & Kathleen Wadhwani Trust, Lehman Brothers, Inc acting as Agent and Lehman Brothers OTC Derivatives Inc., acting as Principal.